
February 10, 2022

Jeffrey Miller
Chief Financial Officer
The Container Store Group, Inc.
500 Freeport Parkway
Coppell, TX 75019

      Re: The Container Store Group, Inc.
            Form 10-K for Fiscal Year Ended April 3, 2021
            Form 10-Q for Fiscal Quarter Ended January 1, 2022
            File No. 001-36161

Dear Mr. Miller:

     We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended January 1, 2022

Financial Statements
Note 10. Fair value measurements, page 18

1.   Your nonqualified retirement plan assets are measured at fair value. Please disclose, if true, that these assets are held in rabbi trusts, and describe the various types of underlying investments held (e.g., life insurance, equity and/or debt mutual funds, etc.). Also, tell us and disclose the line items where you reflect (a) purchases and sales of the underlying investments held in your statement of cash flows and (b) realized and unrealized gain (loss) amounts in your statements of operations and comprehensive income (loss). If the related cash flows are not treated as investing cash flows, explain why not. Also, if any realized or unrealized gain (loss) amounts related to underlying securities are reflected in income (loss) from operations, explain why. Furthermore, provide us for each of the last three fiscal quarters with roll forwards of activity during each period that reconcile to the fair values of your nonqualified retirement plan assets as of each balance sheet date and include (a) the gross purchase and sales activity for the underlying assets held and (b) the

amounts of all realized and unrealized gains (losses) for each period. Refer to ASC 230-10-45-11 through 45-13, ASC 230-10-45-21C, ASC 321-10-35-1 and Rule 5-03.7 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services